GENERAL CANNABIS CORP

DESCRIPTION OF SECURITIES

General Cannabis Corp, a Colorado corporation (referred to as we, us and our), has only one class of securities that is outstanding: common stock, par value $0.001 per share (common stock).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (Charter), and our Amended and Restated Bylaws (Bylaws), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and are incorporated by reference herein. We encourage you to read our Charter, our Bylaws and the applicable provisions of the Colorado Business Corporations Act for additional information.

Authorized Shares

Our authorized capital consists of 200 million shares of common stock, par value $0.001 per share, and 5 million shares of preferred stock, no par value. As of April 26, 2021, we had outstanding 62,146,515 shares of common stock and no shares of preferred stock.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our Charter, or by our Bylaws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.  Directors are elected by a plurality of votes in accordance with the Colorado Business Corporations Act.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Colorado Business Corporations Act does, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock are, or when issued pursuant to the terms of any convertible securities or warrants will be, fully paid and non-assessable.

The transfer agent and registrar for our common stock is Equiniti Trust Company, 3200 Cherry Creek S Dr. #430 Denver, CO 80209.

Preferred Stock

There are no shares of preferred stock outstanding. Our preferred shares are entitled to such rights, preferences and limitations as determined by our board of directors, subject to the limitations prescribed by Colorado law. At the present time, no rights, preferences or limitations have been established for our preferred shares.